Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

On February 23, 2021, members of management of Churchill Capital Corp IV (“Churchill”) and Atieva, Inc. d/b/a Lucid Motors (“Lucid Motors”) held a conference call in connection with the announcement of a proposed transaction involving Churchill and Lucid Motors. The following is a transcript of the call. A copy of the investor presentation that was referenced during the call was previously filed by the Company on February 23, 2021 on a Current Report on Form 8-K.

Lucid Motors and Churchill Capital Corp IV Merger Call

Company Participants

Derek Jenkins, Vice President of Design

Michael Klein, Chairman and Chief Executive Officer, Director

Michael Smuts, Vice President of Finance

Peter Rawlinson, Chief Executive Officer, Chief Technology Officer

Host - Unidentified Speaker

Host

All right. I think we've got a quorum. Good morning, ladies and gentlemen, and thank you for standing by and welcome to the Lucid Motors and Churchill Capital Corp IV Conference Call. We do appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that was filed yesterday by Churchill Acquisition Corp IV and may be accessed on the SEC's website. And statements made during this call that are not statements of historical facts or otherwise constitute forwardlooking statements are subject to risks, uncertainties and other factors that could cause actual results to differ from historical results and/or from forecast.

The companies refer participants on this call to the announcement press release in the Investor presentation each filed as an exhibit to such Form 8-K for a discussion of such risks, uncertainties and other factors that can affect the proposed business combination and pipe investment, the businesses of Lucid Motors and Churchill Capital Corp IV and the business of the combined company after completion of the proposed transactions.

Forward-looking statements may include but are not limited to Lucid Motors and Churchill Capital Corp IV's expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing of completion of the proposed transactions. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements. Lucid Motors and Churchill Capital Corp IV are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law.

In today's remarks, we may also refer to certain projected non-GAAP financial measures, definitions and limitations of these non-GAAP financial measures are available in the investor presentation. We refer you to the cautionary language found in the Form 8-K filed yesterday for additional information.

I will now turn this over to Peter Rawlinson, Chief Executive Officer of Lucid Motors. Peter?

Peter Rawlinson

Thank you so much, Mark and a warm welcome from wherever you're joining us here today from a sunny morning in Beverly Hills on Beverly Hills Studio, our flagship studio here, which we opened just a few months ago. We've got very busy agenda for you today, a very thorough presentation. But to the start with, I'd like to present a video to set the stage. Please play the video.

(Audio/Video Presentation)

Looks like we might have technical issues here with that video. So, let's just hang tight. It's usually a seven minute video. I think we just saw the 30 second end part on the video. So, we have another six minutes to go. Here we go. (Audio/Video Presentation) (Technical Difficulty)

in each marketplace that would be a great misunderstanding. We are here to stay and we're going to make a lot of task. We're going to bring the pipe to a more affordable price point, greater market and gradually increase volume. We can get to nearly 400,000 units in just that Arizona part. But it doesn't stop at the cars. My vision is to create a Lucid group of companies with three divisions of which just one-third, just one division is our cars.

We've already started work on that energy storage systems that's going to be huge for us, our energy division. And then the third division is our technologies. I want to mass industrialize the electric powertrain in a way that no one has done. And we're making significant strides to that effect already. And these technologies can be applied to disrupt other industries and is going to be explosion electric aircraft be told [ph] over the next decade, just one example.

Let's have a look at some of those technologies that we're talking about. And really there are five key categories here. Batteries, we're well known for battery technology. We've been at this since 2007 that is our core world class technology, motor and transmission developed 100% to enhance our inverter technology over 900 volts silicon carbide technology breakthrough 90 horsepower per liter, no one else is even close to that metric.

Then we've got our two-way charging bidirectional through a wonder box technology. And as I said before, this is all a fusion of software and hardware and software that acts as the mortar to bind all these part where bricks together. And I can't emphasize enough, we do all this, in fact, 100% designed developed engineer and manufacture. To the best of my knowledge Tesla's the only one that does that and look where Tesla is today because of that.

Let's take a deeper look. Our battery pack has been directly developed from our learning on the motorsport circuits of the world. We have an approved supplier to the world championship of electric motorsports. We power all 24 cars on that grid [ph] deep data from those cars. We've transferred that knowledge into a more affordable design of battery module and we've created a new form factor in Lucid Air. That Motorsport learning has gone directly into Lucid Air to create a very low resistance battery pack to maximize efficiency.

Take a look at our drive units and a great metric here is power-to-weight ratio. And here we see our drive unit, what is a drive units? A motor, inverter, transmission and differential that's that whole unit. And look at these numbers, I was actually quite shocked myself honestly. These numbers are something[ph] my engineering team to put some comparison data together. This is apples for apples. And this is power-to-weight ratio in terms of horsepower per kilogram.

And this is against the best of the best from the U.S. and from Germany, the usual suspects. And this is not some fantasy that I'm saying we might have in three years time. These are the drive units that are powering our powered up beta prototype fleet that are powering the release candidates that are coming off the line right now. This is the drive unit that Alan Mulally drove when he drove the first car off the line in -- that come off the line in Arizona that he was so delighted with and was so influential in our technological endorsements during the due diligence process by Churchill Capital.

Let's have a look at the charging capability. This is our wonder box. Other companies don't have a wonder box. They have a few units, they have a charger and they have a high voltage junction box, and they have a few different boxes. We've integrated all that functionality into one. We've made it two-way bidirectional.

What does that mean? You can go V2G, vehicle-to-grid. You can run your home office. You could go and plug it into another car that might have run out of range, which hasn't got the range that Lucid has. Literally, it's also got a boost capability. You can plug into a traditional, more old-fashioned 400-volt fast DC fast charger and boost up to a 900-volts of the car. This is an amazing breakthrough technology.

And I want to talk about the over-the-air experience because this doesn't start of the kite. It starts in your home. It travels with you through the app and it's a seamless internet of things inspired experience through to the car, which is super connected and linked -- connected with a gigabit highway and Ethernet ring architecture. No one else has this. This gives the car future-proofing in terms of just the sheer amount of data that it can handle and makes the user experience so much more seamless.

Let's take a look at autonomous driving. We've got the Dream Drive the most comprehensive sensors. We've got 32 sensors and 14 cameras, including driver monitor. We've got short range radar to give surround radar topology. We've got long-range radar. And we've capped this off with a 120 degree solid state radar upfront all beautifully, aesthetically integrated into the car. We're offering competitive level autonomous driving at launch. And because the car is so connected, we will upgrade the car to improve user experience over the years.

Even our headlights are unique, patented, developed in-house. These headlights are multi-lens array efforts. And these are inspired by insect lives. Almost 10,000 microchannels at once, computer switchable channels, so we can have digital switching of light and digital steering without any moving parts. Absolutely revolutionary designed and developed in-house unique to Lucid.

And that really reaffirms our status as a tech company with over 400 patents. We're rich in IP. But the point I'd like to reiterate[ph] a real passion of mine and they'd surprise you the most. You might think, well, this is expensive car preaches and engineering geek and they've done a lot of motorsports sounds terribly expensive. This is going to be a nightmare to make or make any money out from. Not at all. My passion is to mass produce, mass industrialize the electric vehicle and the electric powertrain.

And this is great example. Here we see our battery module. It's like a lego brick. It's a single shot injection molding. And you see all those fingered electrical connections they're a Lucid patent and that looks quite complicated. But you know what? This is a single part. This is a single shot. All those, I mean, encapsulation mode with the plastic flows around the all robotically placed all those connections in the mold [ph], the plastic flows and pops out as a single part. This is light years ahead of anything I've seen from any other car manufacturer in terms of their super fiddly to manufacture battery packs. What I'm seeing is science projects put into mass production from other automakers, seriously.

And with that, I'd like now to hand the baton back to Derek Jenkins for the go-to-market strategy. Derek?

Derek Jenkins

Thanks, Peter. Yes. So, one of our other big opportunities is our go-to-market strategy, which means direct-to-consumer. That means we won't have to share our margin with a third-party franchise. But almost more important than that is we get to have that direct connection with our fans and customers. And that's so important, and especially with a technology play that's already underway with our online ordering. And you see here our four different models of Lucid where you can easily go online and order.

But it's also about our showrooms. We're here in the Beverly Hills showroom today and you can see all around me, it's got the Lucid brand, the Lucid feel inspired by mid-century modern architecture. In these showrooms, this is where you will learn about our technology. The tech is on display, our motor, our inverter, all of our battery technology, customers can come in, learn about the tech then they can touch and feel and see all the materials that will go into our interior, they can choose their different themes, they can configure their favorites and then view that on a virtual reality platform that's right here behind me and experience it in a rich detailed way that's never been done before in the auto retail industry.

If we think about the consumer journey, it's really a digital journey. Sorry. Skip back one, I skipped that. First, let's talk about our different showrooms. We're opening West Coast in Los Angeles Bay Area as well as East Coast in Florida. Those are the hot EV markets right now, as well as the hot luxury markets. But we'll be continuing to rollout showrooms throughout the U.S. all of this year, 22 in total.

Now when we think about the customer journey, it's really a digital journey. It starts online with our social media platforms. We create all of our own content, video, storytelling about our tech, about the refinement of the program, the design of it and most importantly, the people behind it. And we show that on our social media. That drives people to our website for a rich engaging experience, where they can then configure the vehicle, place orders online. And then ultimately drive people to our retail spaces and then long-term connection with our customer through our vehicle app and our service platform.

Now, of course, it goes without saying that with any EV charging is very important and we have some unique advantages there that Peter is going to share with you now

Peter Rawlinson

Thank you, Derek. So, we've developed at the Lucid, level two charging system, which can be installed in your home through a partnership vow[ph]. And that is compatible with the wonder box charging technology at 19.2 kilowatts, which is impressive in its own right. But surprisingly, it's the efficiency of the car that aides the speed of charge because we can go over 4.5 miles per kilowatt hour and we can charge at 19.2 kilowatts. We can get nearly 90 miles charge into that battery in an hour at home. Think about that, 90 miles per hour charging in your home. That's a game changer.

But to DC fast charging, we're pleased to partner with Electrify America and this offers us an incredible second mover advantage because we can go asset light, low CapEx with this partnership. There's no substitute for asset heavy vertically integrated manufacturing and retail. But we can go asset light and save a lot of money. We don't have the burden of having to rollout our own fast charging network.

But moreover, this is a modern network at a 1000 volts compare that with Tesla's first mover network at 400 volts. Now, I applaud Tesla for rolling out the supercharger network. It was an inspired move. But really, they had to do it because they were the vanguard, there was nothing else there. And that 400 volts, it was based upon the technology in 2010 that drove us to determine that Tesla Model S would be a 400 volt car. And Tesla's kind of stuck with that and partly locked in I would contempt.

Now, here we have the open source, the open standard charging network, a 1000 volts, up to 350 kilowatts. Lucid Air Dream Edition 1 is at 924 volts. The fact is Porsche is at 800 volts, the modern generation of cars where all EVs will all be at this ultra-high voltage, that's what's going to happen. But open source with a CCS connector, Tesla's closed source with its own connect.

I think I'm really pleased. I see this as an inherent advantage. Now it's interesting because the general consensus in media is that Tesla has the advantage and I think it's probably valid today. But I think times are going to change. I really do think the world is going to move to 800, 900, 1000 volts that is the future and this doesn't incur huge CapEx commitments from us. This is second mover advantage.

Now, I'd like to cover manufacturing because we're really delighted that we built the first, the very first greenfield purpose-built EV plant in North America and here it is in Casa Grande, Arizona. This is where we're currently -- we've completed construction and we're currently building the pre-production cars. They're beginning to come online and we're fettling those ready to get the quality right full production.

We make the cars there. And also we have a factory just up the road, a second factory, which is our powertrain manufacturing plants. And this is where we make all the core technology vertically integrated. This is what Tesla does. This is what sets them apart. This is what Lucid is doing. This is where we build our motors to absolutely brand-new technology. Our battery pack, our battery modules like the one I just showed you. And of course, we build the wonder box here in-house.

We have a multi-year plan to roll-out factory -- the main factory over four phases. Starting now with the red area, 34,000 units a year, we've got that built. We're going to ramp this up to approaching getting close to 400,000 units a year.

And now I'd like to pass the baton to Mike Smuts, VP of Finance to cover the financial outlook. Mike?

Michael Smuts

Thank you very much, Peter. I'd like to go over some of the assumptions underlying the financial projections, and including the market outlook, we've developed for the business. As a start point, we see the luxury car market growing at an annual rate of about 5% over the next few years. We also know that consumers are becoming increasingly interested in clean energy vehicles, and when you combine these two factors together, we feel it really makes for an opportune time to be introducing the air and the gravity products.

In terms of the sequence of our product introduction and market opportunities, so as we've discussed that Lucid Air will be the first product that we introduce and will then be followed by gravity. So, in the near-term, we'll be competing in a market with the size of about 3 million units in total for both of these products. But as we look out to the end of the decade in the 2030 calendar year, we will have an expanded vehicle lineup, including products at lower price points, which when combined with the expected growth in the vehicle market, really opens up the size of our potential market to about 15 million units annually.

We're expecting our annual volumes to be around 500,000 units at that point in time. And as you can see in the large circle on the right, the share assumptions in each segment where we'll be competing are relatively modest. They're in the 2% to 4% range. We also took a look at some of the share numbers for the Tesla Model S at launch. As you can see on the left hand side of the slide, they captured about 23% of the EV market. You can contrast that with our assumptions for the Air on the right hand side. We are targeting something less than 1%, which just helps to confirm our belief that our volume projections are very reasonable.

So, taking a look at our volumes in a little bit more detail, you'll notice at the top of the slide, we'll be delivering vehicles to customers this year and generating revenue for the business. However, the data on this slide starts in the 2022 calendar year, which represents the point where we start to reach some level of production scaling. You can visually see our plans to grow the business as we're projecting to sell 250,000 units by mid-decade with more than one-half of those sales coming from SUVs.

On the bottom half of the page, you'll see that our revenue grows in a similar fashion to the volume growth with revenue of about $2 billion next year, expected to reach $23 billion by mid-decade as we expand our product portfolio. In terms of our financial outlook, we are forecasting to have steady improvement in our financial performance as we grow and scale the business. So, starting on the top of this page. Our gross profit is expected to show steady growth and increase to more than $5 billion by mid-decade.

In the middle of the slide, you can see that our EBITDA numbers reach almost $3 billion or margins of roughly 13% by the 2026 calendar year. Our cash flows are on the bottom of the slide and we are expecting to have negative cash flows in the next few years as we're making investments in the business, especially investing in the areas of product development, our manufacturing capabilities and our distribution network. All of these areas we feel are critically important and really position the business for long-term success. We're then expecting to turn cash flow positive in the 2025 calendar year and then get significant traction and generate $1.5 billion of cash in the 2026 calendar year.

And now I'd like to hand it over to Michael Klein.

Michael Klein

Thank you, Mike. I appreciate that. I'd like to quickly go through the transaction structure and overview and briefly the valuation. I think as I described earlier, this is an extremely long-term commitment that our team at Churchill has made. We see this as a fantastic new public company based upon the extraordinary technology that has been built by the Lucid team, the design, the leadership, the ability to build a leading car company, energy company and broadly-based disruptor in the EV and energy space.

We set this company up at a value of $11.75 billion. Now, we believe that that was an extraordinary opportunity for us. We believe it was provided to us because we had the ability to provide for the company substantial capital to de-risk its growth, substantial capital from long-term investors who would commit for long-term and bring our operating partners who invest and own upwards of third to a half of each company that we create.

We have $2.1 billion in our vehicle today. The Lucid Board and the Lucid management desired to increase the capital to be able to de-risk the future growth. We were able to raise $2.5 billion. The $2.5 billion was not priced at a $10 normal pipe, it was priced 50% above that. It was not sold with the ability for any of those investors to arbitrage in the market. They have a lock-up that is six months or longer depending upon the registration of the securities. They will be holding and investing and funding this company for the long-term through the launch of the vehicle, beyond the launch of the vehicle and forward. We're excited to have brought the opportunity to our IPO investors. We're excited to have brought the opportunity to the long-term committed pipe investors.

Now, we got to the $11.75 billion and we stuck to that $11.75 billion, and we got there in the following way if you skip the page. Of course, this is a long-term investment. And of course, the value will be built over the growth of the company as it develops the dream in each and every part of the Air platform, the Gravity platform and beyond. But we set up our companies to be valued appropriately day one against public market comparables.

And as you can see, taking Mike and the team's projections in 2022, the first full year that revenues will be produced, the car will be out imminently, but the projections for the first full year 2022 and the second full year 2023 and you can see on that basis, the company was set up not simply at a discount to Tesla, which is, of course, the market leader in technology and market leader in terms of the vehicle sales, of course, before Lucid. But also as compared to newer companies that don't yet have plants, don't yet have cars, don't yet have productions and don't have the technology platform that we have.

If you skip the page you can see what we focused on for our shareholders as the setup value was to understand, of course, that the electric vehicle is replacing the combustion engine; of course, that brands can be created in this new environment based upon technology and leadership and luxury; of course, the valuation of all of those growth trajectories are being provided in the public market in ways that they were not in the past because there is an understanding and there is a commitment both to the climate and to the move in electric vehicles and to the post luxury experience that Peter and his team have described.

But we put our valuation based upon the long-term value of what we saw at Tesla. Now, if you look back from 2012 back when Peter was the engineer leading Tesla from the Model S onward, you saw that the valuation was consistently at or above 3x its forward revenues. We've set this up at our entry value, $11.75 billion at approximately 2x that forward revenues.

Now, of course, today with Tesla at 11x and as high as 16x or 7x that forward revenues, this is a extraordinarily meaningful discount. But most importantly, as I think Peter has described, the technology here is going to provide the future long-term value for each and every one of us. And that technology, we set up at a value of less than 2% of Tesla's current value, we recognize this is a new public company, it's a new car, a new product, a new factory, and all of the incumbent risks in that. That's why we did all of our work with all of our team, our team all of our operating partners, all of our analytical team to work and credentialize what we believe is the plan that Peter has to launch a vehicle, to build a company and to create great value for all of us.

Peter, let me hand it back to you.

Peter Rawlinson

Thank you very much for those words, Michael. But moreover, thank you for the partnership that you've brought and that we are like-minded kindred spirits and together we can execute this vision now. The whole process has brought security and funding and we can accelerate our mission to bring what all the world needs, acceleration of sustainable mobility and it needs it urgently. And it needs to do that through a tech race. And make no mistake, Lucid is entering that tech race. Thank you so much for joining us today. We hope you enjoyed the session. We hope you found it informative from Michael and the Lucid team from Beverly Hills, Los Angeles. Goodbye for now. Thank you for your time.

Host

Thank you, Peter and team. This concludes today's call. And we wish you all a safe and productive day.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.